Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Business Wire

JetBlue Technology Ventures’ Portfolio Company Joby Aviation to List on NYSE Through Merger with Reinvent Technology Partners: Joby Aviation Further Demonstrates JetBlue Technology Ventures’ Commitment to Invest in Emerging Sustainable Technologies

February 24, 2021

JetBlue Technology Ventures (JTV), the corporate venture capital subsidiary of JetBlue Airways (NASDAQ:JBLU), today congratulates its portfolio company Joby Aviation (Joby) on the announcement of its merger with special purpose acquisition company Reinvent Technology Partners (Reinvent). Once finalized, the combined company will be named Joby Aviation, and its common stock is expected to be listed on the New York Stock Exchange for public trade. Joby is building a fully-electric vertical take-off and landing (eVTOL) passenger aircraft that it intends to operate for commercial use in the U.S. beginning in 2024. The piloted, four-passenger aircraft is faster than existing rotorcraft, flies 150 miles on a single charge, and will be 100 times quieter than existing rotorcraft or small planes during takeoff and landing.

“At JetBlue Technology Ventures, we are excited about the transformative potential of eVTOLs and have always believed that Joby Aviation is the most advanced company in this emerging sector. This next step in Joby’s journey will ultimately deliver sustainable transportation that is safe and affordable for everyone,” said Amy Burr, Managing Director of Operations & Partnerships at JTV. JTV’s initial 2017 strategic investment in Joby aligns with its commitment to identifying transportation solutions powered by alternative propulsion systems.

“As with all of our investments, JetBlue Technology Ventures’ goal is to better position JetBlue with startup-led innovation that could radically change the travel industry. Travelers today are more conscious of their carbon footprint than ever before, so the reduction of pollution that comes with electrification is highly appealing,” said Raj Singh, Managing Director of Investments at JTV.

“The regional transportation ecosystem is ripe for disruption, and startups like Joby Aviation will revolutionize how people move across urban areas. Joby’s vehicle platform will be the standard to beat. Nearly four years ago, we saw that Joby already was the emerging leader in the eVTOL space, and today’s developments validate our early investment,” said JTV founder Bonny Simi. The announcement follows Joby’s recent successes in 2020, including becoming the first company to receive an eVTOL certification basis plan with the Federal Aviation Administration and receiving the U.S. Air Force’s first ever airworthiness approval for an eVTOL aircraft.

Additional information about the proposed transaction will be provided in a Current Report on Form 8-K to be filed by Reinvent today with the Securities and Exchange Commission and available at www.sec.gov.

About JetBlue Technology Ventures

JetBlue Technology Ventures invests in and partners with early stage startups innovating in the travel, transportation, and hospitality industries. The company prioritizes investments that advance the seamless customer-centric journey; technology powered customer service; the future of operations and maintenance; distribution, loyalty, and revenue management; and evolving regional travel. Founded in 2016, JetBlue Technology Ventures is a wholly-owned subsidiary of JetBlue (NASDAQ: JBLU) and is located in Silicon Valley, California. For more information, visit www.JetBlueVentures.com.

About Joby Aviation

Joby Aviation is a California headquartered transportation company developing an all-electric vertical takeoff and landing aircraft which it intends to operate as a fast, quiet, and affordable air taxi service beginning in 2024. The zero emissions aircraft, which is quiet at takeoff and near silent when flying overhead, can transport four passengers and a pilot up to 150 miles on a single charge and can cruise at 200 mph. It is designed to help reduce urban congestion and accelerate the shift to sustainable modes of transit. Founded in 2009, Joby employs more than 700 people, with offices in Santa Cruz, San Carlos, and Marina, California, as well as Washington D.C. and Munich, Germany. To learn more, visit www.jobyaviation.com.

About Reinvent Technology Partners

Reinvent Technology Partners is a newly formed special purpose acquisition company led by Reid Hoffman, Mark Pincus and Michael Thompson, that takes a “venture capital at scale” approach to partnering with bold leaders and companies. RTP will support a technology business to innovate and achieve entrepreneurship at scale by leveraging its team’s operating expertise as founders of iconic technology companies, their experience building companies as advisors and board members, and the capital raised in its initial public offering.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.